Exhibit 99.1

JUNE 2021

This presentation includes statements that are, or may be deemed, ‘‘forward - looking statements.’’ In some cases, these forward - l ooking statements can be identified by the use of forward - looking terminology, including the terms “believes,” “estimates,” “anticipate s,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” potential” or, in each case, there negative o r o ther variations thereon or comparable terminology, although not all forward - looking statements contain these words. By their nature, forward - looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the fut ure or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forwa rd - looking statement contained in this presentation; we caution you that forward - looking statements are not guarantees of future performanc e and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward - looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the “Risk Factors” section of our Annual Report of Form 20 - F filed with the Securities and Exchange Commission. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in whi ch we operate are consistent with the forward - looking statements contained in this presentation, they may not be predictive of results or developm ents in future periods. Any forward - looking statements that we make in this presentation speak only as of the date of such statement, and we un dertake no obligation to update such statements to reflect events or circumstances after the date of this presentation except as require d b y law. You should read carefully our “Special Note Regarding Forward - Looking Information “. INVESTOR PRESENTATION 1 VISION MARINE TECHNOLOGIES INC. ( VMAR )

2 VISION MARINE TECHNOLOGIES INC. ( VMAR ) 180 HP 100% ELECTRIC

OUR VISION


ELECTRIFYING
WATERWAYS
WORLDWIDE

OUR VISION: *DISRUPTION*

Our mandate is to spearhead the effort as a leading industry voice to clean up waterway pollution by disrupting the traditional boating industry with electric power.

Our technology produces zero pollution, zero emission, marginal cost maintenance, and a noiseless environment.

The Company's flagship outboard powertrain, E-Motion™ is the first fully 180 hp electric mass production ready capable outboard motor that combines an advanced battery pack, inverter, and high efficiency motor, purpose built to produce the horsepower coveted by OEMs and consumers alike.

The design and proprietary technology of our powertrains and boats results in far greater performance, and high speeds coupled with longer range. Simply stated, a smoother ride than a traditional ICE motorboat.

We continue to design, innovate, manufacture, and sell our handcrafted, high performance, environmentally friendly electric recreational powerboats to OEMs and recreational customers and to showcase and build Vision's brand regarding our E-Motion™ outboard motor.

Vision Marine Technologies is publicly traded on NASDAQ. As of June, 2021, it had a strong cash balance of more than US$20 million and zero debt, affording the Company the ability to greatly expand production. Vision Marine Technologies believes that it has; access to capital to dominate the burgeoning electric and legacy global boat market.

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MARKET OPPORTUNITY

E–MOTION™ ADDRESSABLE MARKET RAPID GROWTH

ACCORDING TO THE U.S. COAST GUARD, AN ESTIMATED 100 MILLION AMERICANS GO BOATING EACH YEAR.

- Outboard engine sales in the U.S. reached a **record level during 2020**. Outboard sales increased for the **ninth consecutive year** in 2020, up **17.6% year-over-year to 329,500** units, the highest annual sales total since 2000, according to the NMMA.
- North America held over 40% of the outboard engine market volume share in 2020, due in the past to strong economic growth and increasing disposable incomes.
- In 2020, despite the COVID pandemic, growth continued and, in fact accelerated due to increase consumer demand for the safety of family associated with "Staycations".
- In February 2021, NMMA reported that retail unit sales of new powerboats jumped 34% as compared with the same time period last year.
- **NMMA also reported that the trend in consumer demand for higher performance engines continued, led by engines 200+ hp outboard motors, which are comparable to the E-Motion™ 180hp. Such outboards account for 27% of total sales.**
- According **Blueweave Research, Global Electric Boat Market** size is expected to reach USD **18 billion in 2026 from USD 8.31 billion in 2019, at CAGR of 11.7% during projection period 2020-26.**.


ELECTRIC

NMMA® National Marine Manufacturers Association®

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CONTINUED GROWTH IN THE ELECTRIC BOAT MARKET Ongoing advancement in battery technology that offers far greater range and significantly higher horsepower continues to drive reduced battery cost. The cost of industry standard $ per kw/hr. continues to drop. The average price per kilowatt hour of a lithium - ion battery fell from approximately US$ 1,200 in 2010 to below US$ 100 in 2020. Electric boats are even a more viable option to ICE powered boats when total cost of operation (TOC) is taken into consideration. Government, state, and local legislation pertaining to high pollution rates inherent in the operation of ICE powerboats. Comparatively high traditional fossil fuel prices. Continued strength in boat leasing, and the move towards using electric boats as a means of municipal and vacation related transportation. Advantages such as performance, range, noiseless, smokeless, less vibration and minimal engine maintenance. MARKET OPPORTUNITY 5 VISION MARINE TECHNOLOGIES INC. ( VMAR ) WILL BE LARGELY DUE TO:

MARKET DEMAND

FULLY ELECTRIC PROPRIETARY POWERTRAIN

E-MOTION™ ROBUST EARLY DEMAND

Vision Marine Technologies believes that its E-Motion™ 180hp powertrain is the world's most powerful electric outboard engine with an impressive range of autonomy.

After a difficult COVID environment, Vision Marine recently implemented an aggressive marketing program directed towards OEMs and dealers in order to generate deposits and purchase orders.

Our electric propulsion boats are purpose built, handcrafted, highly durable, low maintenance, and environmentally friendly.

Vision Marine has present capacity to manufacture approximately 150 powerboats and 300 powertrains per year.




DISRUPTING
THE TRADITIONAL BOATING MARKET:

- Poised to capitalize on the substantial and increasingly legislated move to green energy affecting global waterways.
- Electric powertrain is designed to yield 180 hp at 94% load.
Providing eco-friendly solution to inefficient and dirty gas powered traditional ICE outboard motors.
- Multi-revenue sources: direct sales to OEMs of the E-Motion™ outboard powertrain; direct to consumer sales of our electric powerboats; and rental operations throughout North America.
- Highly knowledgeable and experienced management team focused on growth and execution whose interest are directly aligned with those of stockholders.

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MARKET
DEMAND

E MOTION

OUTBOARD SERIES

GROUNDBREAKING

FULLY ELECTRIC PROPRIETARY POWERTRAIN TECHNOLOGY AND IP

E-Motion powertrain technology provides what we believe to be the only production ready high powered electric outboard for watercraft that offers exceptional performance otherwise not available within the boating industry.

A complete integrated propulsion and energy management system perfectly suitable for demanding recreational boaters.


ELECTRIC

E-MOTION IS THE WORLD'S FIRST ELECTRIC PROPULSION ENGINE

180HP

A COMPLETE PACKAGE INCLUDING

60 kWh* BATTERY

POWERFUL LITHIUM BATTERY PACK



INBOARD CHARGER

220V MARINE CHARGING CONNECTOR



E-MOTION 180E ALSO INCLUDES THROTTLE CONTROL AND MONITOR

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EFFICIENT – MASSIVE FUEL SAVINGS The first fully - electric 180 hp integrated outboard system that offers exceptional performance. PROPRIETARY UNION ASSEMBLY Proprietary union assembly between the transmission and the electric motor design greatly increases efficiency and power. TECHNOLOGICAL ADVANTAGES Ongoing R&D efficiency will produce, in the near future, the next generation of groundbreaking powertrains. LOW MAINTENANCE COST A fully sealed electric outboard motor has few moving parts, which means there is no oil to check, no spark plugs to replace, and no expensive gasoline. RAPID, INEXPENSIVE CHARGING No special charging infrastructure or equipment required – regular 220v available at all marina locations. THE WORLD’S FIRST 180 HP ELECTRIC PROPULSION ENGINE PROPULSION 8 VISION MARINE TECHNOLOGIES INC. ( VMAR ) RANGE Assuming normal usage, most consumers will be able to enjoy a full day of boating on a single full charge.

EARLY DEMAND

RECENTLY ANNOUNCED PARTNERSHIP

LIMESTONE®

TSX : BOAT - THE LIMESTONE BOAT CO. LTD.

- Limestone is a legacy boat manufacturer with a 35 year history and well known brands known by the boating community.
- Limestone's initial order consisting of a minimum of 25 E-Motion™ 180E electric outboard powertrains over the next 12 months is expected to scale significantly, as Limestone aggressively expands production and pursues a dominant electric footprint.
- As part of our commitment to the partnership, Vision Marine has invested US$2.8 million in Limestone's convertible debentures.
- Limestone expects to sell 510 powerboats in 2022, rising to 630 in 2023.
- Template for future growth
- According to the NMMA, there are 7,690 boat and engine manufacturers in the US alone, with approximately 67,300 (2019) globally. Vision Marine will be directly marketing our E-Motion™ powertrains to these OEMs.



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“The key drivers of the Global Electric Boat Market are increasing emphasis on reducing harmful emissions…” State governments, cities and municipalities, across the globe have implement various compliances related to environmental protection to ban or restrict the use of traditional gasoline and/or diesel powerboats (ICEs) from local waterways, lakes and rivers. In the early 2000s, 8 million speedboats in the United States released 15 times more pollutants annually into the environment than the catastrophic oil spill produced by the oil tanker Exxon Valdez in 1989. U.S. ENVIRONMENTAL PROTECTION AGENCY HAS IDENTIFIED THE FOLLOWING POTENTIAL ENVIRONMENTAL IMPACTS FROM GASOLINE POWERED ICE BOATING: HIGH CUMULATIVE TOXICITY IN THE WATER AS WELL AS IN THE AIR; INCREASED POLLUTANT CONCENTRATIONS IN AQUATIC ORGANISMS AND SEDIMENTS; INCREASED NUTRIENTS, LEADING TO AN INCREASE IN ALGAE AND A DECREASE IN OXYGEN (EUTROPHICATION); AND HIGH LEVELS OF PATHOGENS. ENVIRONMENTAL DAMAGES FROM ICE ENGINES OUR VISION 10 VISION MARINE TECHNOLOGIES INC. ( VMAR ) Environmental Damage From Traditional Internal Combustion Engines (Ices)

PRICE RANGE MAXIMUM SPEED CRUISING SPEED CAPACITY DRY WEIGHT HULL MATERIAL OVERALL LENGTH OVERALL WIDTH DRAFT HOMOLOGATION BATTERY TYPE PHOENIX 290 $ 135,010 - $250,733 51.5 km/h (32 mph) 32.2 km/h (20 mph) 10 passengers 1,996 kg (4,400 lbs.) Fiberglass 8.3m (29’) 2.6m (8.5’) USA, Canada, EU Lithium ion/BMW i3 BRUCE 22 $ 53,229 - $223,727 65.9 km/h (41mph) 32 km/h (20 mph) 5 - 8 passengers 1,088 kg (2,400 lbs.) Fiberglass 6.7m (22’) 2.08m (6.6’) 0.45m (18”) USA, Canada, EU Lithium ion VOLT 180 $ 31,545 - $153,803 48 km/h (30 mph) 24 km/h (15 mph) 11 - 14 passengers 720 kg (1,600 lbs.) Fiberglass 5.4m (17.9’) 2.13m (7’) 0.30m (12”) USA, Canada, EU Lithium ion/BMW i3 FANTAIL 217 $ 35,489 - $75,718 9.66 km/h (6 mph) 8.05 km/h (5 mph) 8 - 10 passengers 775 kg (1,705 lbs.) Fiberglass 6.6m (21.7’) 2.03m (6.8’) 0.43m (20”) USA, Canada, EU Lithium ion/BMW i3 QUIETUDE 156 $ 20,503 - $32,338 8.05 km/h (5 mph) 6 - 13 km/h (4 - 8 mph) 4 passengers 365 kg (800 lbs.) Fiberglass 4.7m (15.6’) 1.5m (4.11’) 0.18m (8”) USA, Canada, EU Lithium ion VISION MARINE ELECTRIC BOATS VISION MARINE TECHNOLOGIES 11 VISION MARINE TECHNOLOGIES INC. ( VMAR )

UNITED STATES COAST GUARDS (USCG) CANADIAN COAST GUARDS (CCG) EUROPEAN CONFORMITY CERTIFICATIONS 12 VISION MARINE TECHNOLOGIES INC. ( VMAR ) VISION MARINE TECHNOLOGIES

* Proprietary IP propulsion using lead acid battery technology. U.S. ELECTRIC POWERBOATS 13 VISION MARINE TECHNOLOGIES INC. ( VMAR ) COST TECHNOLOGY LITHIUM - ION BATTERIES BMW PARTNERSHIP CERTIFICATION PROPRIETARY IP RANGE SPEED HAVE LITTLE TO ZERO ELECTRIC POWERBOAT FOOTPRINT. TRADITIONAL BOAT MANUFACTURES WINNEBAGO INDUSTRIES – NYSE: “WGO” BRUNSWICK CORP. – NYSE: “BC” MALIBU BOATS – NASDAQ: “MBUU” MASTERCRAFT – NASDAQ: “MCFT” MARINEMAX INC. – NYSE: “HZO” MARINE PRODUCTS – NASDAQ: “MPX” COMPETITIVE LANDSCAPE

STAYCATION THE “NEW NORMAL” WITHIN A CONTROLLED ENVIRONMENT Michael Harpe CEO of Winnebago Industries: “….fun, safe ways to control their environment in the outdoors.” David Foulkes CEO of Brunswick: “….soaring boat demand and rebuilding the pipeline.” “… surge in first time boat buyers.” Non - boaters are figuring out what boaters already knew; boating is the best way to spend time with your family. Amidst the pandemic with social distancing required, it’s one of the easiest and safest ways to relax and unwind. “Brunswick enters electric propulsion segment” 14 VISION MARINE TECHNOLOGIES INC. ( VMAR ) VISION MARINE TECHNOLOGIES

MANAGEMENT TEAM ALEXANDRE MONGEON Chief Executive Officer & Director Over 25 years of extensive experience in the boating industry with a background in electricity and battery technology. Oversees the design, manufacturing, and production of the E - Motion technology and electric boats. Socially responsible entrepreneur and former world class avid racer of speed boats. PATRICK BOBBY Chief Operating Officer & Director Over 30 years of entrepreneurial experience in operating and managing businesses. Imported high performance boats into Canada in partnership with Alexandre Mongeon. Co - founder of Vision Marine Technologies. Extensive experience in logistics. XAVIER MONTAGNE Chief Technology Officer CEO and Senior Engineer with MAC Engineering, responsible for electronic architecture design, product selection, integration, fine tuning, optimization, and overall performance. Prior to MAC Engineering, Mr. Montagne was senior designer for Foresee Power, Panasonic, and Saft in Europe, designing low and high voltage battery management systems. Involved in the development of the sports version of the Renault ZOE, using his expertise to help design the powertrain definition, conception, and assembly. KULWANT SANDHER Chief Financial Officer Over 25 years experience in business and finance. Leadership positions in a variety of private and public companies. Avionics Engineer with British Airways. Chartered Professional Accountant (CPA). OUR TEAM 15 VISION MARINE TECHNOLOGIES INC. ( VMAR )

BOARD OF DIRECTORS ALAN D. GAINES Chairman Globally respected and highly experienced investment banker and entrepreneur, with 35 years of experience as a transactional investment banker and M&A advisor. Has led or participated in the raising of debt and equity totaling well over $100 billion. Active within traditional renewable/sustainable cleantech, general technology, EV/CEV battery technology/chemistry, energy storage and infrastructure. Specializes in large scale capital formation, M&A, and board protocol and governance. Director of Auto Innovation Group ( www.autoinnovationgroup.com and David Brown Automotive www.davidbrownautomotive.com) STEVE P. BARRENECHEA Director Entrepreneur and advisor, with 30+ years of hands - on expertise covering the hospitality, and renewable and alternative energy industries, with a focus on EV and battery technologies. Held numerous senior management and consulting positions with both public and private companies, with emphasis on corporate governance and business development. Has in the past sat on the Board of Directors of The Creative Coalition, The American Red Cross, among others. LUISA INGARGIOLA Director Diverse experience of capital markets and public companies. Currently CFO of Avalon GloboCare, a biotech healthcare company with leading cell based therapeutic technologies for cancer and neuromuscular disease. Director and audit chair of FTE Networks, a leading international network infrastructure solutions and cyber security company. Previously CFO and current board member of Magne Gas Corporation. BS in Finance, Boston University and Master of Health. Administration, University of South Florida. RENAUD CLOUTIER Director Over 15 years with Hydro - Québec’s Direction for Transportation Electrification as Senior Delegate. Direction for Transportation Electrification as Senior Delegate, he occupied various senior management positions in business development and international partnerships at TM4 (www.tm4.com), a world leader in the design and manufacturing of electric drivetrains. Instrumental in TM4’s product management and international growth including establishing a manufacturing JV in China. Mr. Cloutier serves on several Boards of Directors of key industry players in Canada. OUR TEAM 16 VISION MARINE TECHNOLOGIES INC. ( VMAR )

A NEW SYNERGISTIC MARKET OPPORTUNITY EB Rentals, based in Newport Beach, CA, which operates a rapidly growing electric boat rental and rental by subscription business, is in increasingly high demand by consumers. Enhances the opportunity to showcase and expand branding of Vision’s disruptive outboard powertrain technology. Large addressable under 28 foot powerboat rental market, growing at a CAGR of more than 4% and expected to reach approximately US$5 billion by 2027 (according to Transparency Market Research). Creates template for rapid expansion. Minimal fleet maintenance cost; low insurance rates. Opportunity to enjoy the fun and safety associated with electric boating for seasoned and inexperienced drivers' alike. Opportunity to expand subscription membership base platform. Booked over 22,647 rentals since 2017, with an average of 8 passengers per boat, which represents over 181,176 individuals (on a 60% capacity basis). . Our vessels attract new clients due to our ease of use and eco - friendly propulsion system and stylish appearance.. Our fleet offers an unparalleled experience, which ensures that our vessels are continuously booked. RENTAL OPPORTUNITIES 17 VISION MARINE TECHNOLOGIES INC. ( VMAR ) REPEATABLE AND SCALABLE TEMPLATE FOR GROWTH ACQUISITION OF EB RENTALS:

VISION MARINE TECHNOLOGIES ʱ CAPITALIZATION ISSUED AND OUTSTANDING SHARES OPTIONS* FULLY DILUTED SHARES DIRECTORS AND OFFICERS AS A GROUP 8,209,256 1,572,432 9,781,688 47% * Options: exercisable from US$2.07 to US$12.50 CAPITALIZATION 18 VISION MARINE TECHNOLOGIES INC. ( VMAR ) COLORS

TAKEAWAYS

VISION MARINE TECHNOLOGIES
KEY TAKEAWAYS

Vision Marine Technologies' expansive and currently scalable production capability and diverse product offering give us the unique ability to successfully operate in the recreational electric powerboat market in a way that no other competitor presently can.


ELECTRIC

FIRST TO MARKET LAUNCHING THE WORLD'S MOST POWERFUL ELECTRIC OUTBOARD MOTOR

UNPARALLELED COMPETITIVE ADVANTAGES:

- **DISRUPTIVE AND INNOVATIVE PROPRIETARY IP AND TECHNOLOGY:** we have continuously demonstrated our capability to develop groundbreaking products and innovative advancements through focused R&D.
- **PRODUCT PERFORMANCE:** the efficiency of our powertrain systems enable our boats to demonstrate significantly greater horsepower and torque.
- **OEM PRODUCTION:** Virtually any powerboat can become fully electric by incorporating our disruptive powertrain technology.
- **CERTIFICATION:** our boats are certified by the U.S. Coast Guard and the Canadian Coast Guard and meet the European Union's imported manufactured products standards.
- **PRODUCT PRICE:** we believe that our products and proprietary powertrain system is a gamechanger regarding competitive pricing and performance.
- **RENTAL SEGMENT:** ER Rentals transaction creates a template for future acquisitions and incremental organic growth.
- **MANAGEMENT EXPERTISE:** our founders have extensive experience in offshore powerboating and are aware of what is required by OEMs and individual consumers regarding power, range and efficiency of ecologically friendly, purpose built outboard electric powertrain systems.

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OPEN CHALLENGE WORLD FASTEST ELECTRIC BOAT MANUFACTURER 20 VISION MARINE TECHNOLOGIES INC. ( VMAR ) WE WILL RACE ANYONE, ANYWHERE, ANYTIME

Bruce Nurse Investor Relations Vision Marine Technologies, Inc. (800) 871 - 4274 bn@v - mti.com 21 VISION MARINE TECHNOLOGIES INC. ( VMAR ) CONTACT INFORMATION CONTACT OUR TEAM Dave Gentry RedChip Companies Inc. 800 - RED - CHIP (733 - 2447) or 407 - 491 - 4498 dave@redchip.com